SE 3/6/03

SECURITI 03014855 SSION

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SEC MAIL PROCESSING SECTION RECEIVED MAR - 4 2003 WASH., D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAIRD PATRICK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 EXCHANGE PLACE
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. GLYNN — 212-493-6600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2003 THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN J. GLYNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAIRD PATRICK & CO., INC.,as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

TREASURER

Title

Notary Public

WILLIAM MALONEY
Notary Public, State of New York
No. 01MA5066307
Qualified in Kings County
Commission Expires September 3, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAIRD, PATRICK & CO., INC.

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 7, 2003

BAIRD, PATRICK & CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 128,777
Receivable from broker-dealers and clearing organizations	1,451,697
Securities owned, at market value	2,146,192
Securities and investments-not readily marketable, at estimated fair value	228,562
Memberships in exchanges, owned, at cost (market value $1,883,000)	188,900
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $486,048)	75,936
Income taxes recoverable	479,044
Deferred income tax asset	215,100
Other assets	59,374
	$ 4,973,582

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 702,989
Accounts payable, accrued expenses, and other liabilities	887,847
Deferred grant revenue	150,000
Income taxes payable	7,897
	1,748,733
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Retained earnings	4,054,628
Less: Treasury stock, 15,250 shares, at cost	(881,250)
	3,224,849
	$ 4,973,582

See notes to financial statements.

BAIRD, PATRICK & CO., INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Revenues:	
Commissions	$ 1,338,950
Principal transactions	3,798,620
Interest and dividends	170,806
Other	49,350
	5,357,726
Expenses:	
Employee compensation and benefits	4,072,275
Floor brokerage, exchange, and clearance fees	650,227
Communications and data processing	604,782
Interest	5,957
Occupancy	401,898
Other expenses	401,789
	6,136,928
(Loss) before income tax benefit	(779,202)
Income tax benefit	(317,607)
Net (loss)	$ (461,595)

See notes to financial statements.

BAIRD, PATRICK & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Preferred Stock	Common Stock	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2002	$ -	$ 51,471	$ 4,516,223	$ (881,250)	$ 3,686,444
Net (loss)	-	-	(461,595)	-	(461,595)
Balance, December 31, 2002	$ -	$ 51,471	$ 4,054,628	$ (881,250)	$ 3,224,849

See notes to financial statements.

BAIRD, PATRICK & CO., INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows From Operating Activities:	
Net (loss)	$ (461,595)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Depreciation	45,981
Deferred income taxes	(149,199)
Changes in assets and liabilities:	
(Increase) decrease in:	
Securities owned, net	1,215,644
Net receivable from/payable to brokers and dealers	(617,685)
Income taxes recoverable	(479,044)
Other assets	17,404
Increase (decrease) in:	
Accounts payable and other liabilities	(24,903)
Deferred grant revenue	150,000
Income taxes	297,634
Net cash (used in) operating activities	(5,763)
Cash Flows (Used In) Investing Activities:	
Purchase of furniture and fixtures	(6,637)
Net (decrease) in cash	(12,400)
Cash:	
Beginning	141,177
Ending	$ 128,777
Supplemental Disclosures of Cash Flows Information:	
Cash paid for:	
Interest	$ 13,957
Income taxes, net	$ 13,000

See notes to financial statements.

BAIRD, PATRICK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Baird, Patrick & Co., Inc. (the Company) was incorporated in the State of Delaware in December, 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE), the National Association of Securities Dealers, Inc. (NASD), and is an associate member of the American Stock Exchange.

The Company's principal office is located in New York City; it also had a satellite office in Chicago, Illinois, which was closed during 2002.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker–dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities and Investments Owned:

Securities and investments are reflected at their market values with resulting unrealized gains and losses included in principal transaction revenue. Security transactions and related income and expenses are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements:

Furniture, office equipment and leasehold improvements are stated at cost. Depreciation is computed by the straight-line and accelerated methods over the following estimated useful lives:

	Years
Furniture and office equipment	5-7
Leasehold improvements	5

Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investing securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 2,146,192	$ 702,989

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2002, these securities, at estimated fair values, consisted of equities totaling $228,562.

4. INCOME TAXES

Provision for income taxes is comprised of the following:

Current	$ (168,408)
Deferred	(149,199)
	$ (317,607)

The annual effective tax rate exceeds the federal statutory rate primarily as a result of state and city income taxes.

Deferred income taxes result primarily from the availability of operating loss carryforwards and deferred grant revenue. The Company has a Federal operating loss carryforwards of approximately $177,000, which expires in the years 2020 and 2022. The Company also has state and local operating loss carryforwards of approximately $1,500,000, which expires in the years 2020 through 2022.

5. RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no provision made for 2002.

6. COMMITMENTS AND CONTINGENCIES

Leases:

The Company is obligated under the terms of an operating lease for office space extending through May 2006, which requires aggregate minimum rentals of $1,366,700, with minimum annual rentals of $400,000 annually for 2003 – 2005 and $166,700 for 2006. The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2002 was approximately $379,000.

6. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation:

The Company is involved in litigation arising in the ordinary course of its securities business. Management believes, based on currently known facts and circumstances, that the disposition of these matters will not have a material effect on the Company's financial position.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company is subject to capital requirements for market makers, but under no circumstances shall it have net capital less than the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined or capital requirements based on market maker activities.

At December 31, 2002, the Company had net capital of $1,423,015, which was $930,015 in excess of its net required capital.

8. OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

9. SEPTEMBER 11, 2001 TRAGEDY

The Company's principal office is located near the scene of the terrorist attacks of September 11, 2001. The Company applied for and received $150,000 from the World Trade Center Business Recovery Grant Program administered by the Empire State Development Authority. The Grant requires the Company to continue their operations in New York City through February 14, 2005 or the Grant must be repaid. Accordingly, the $150,000 received under the Program has been deferred and is included with liabilities in the accompanying statement of financial condition.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
February 7, 2003

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

BAIRD, PATRICK & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Computation of Basic Net Capital Requirement

Total Stockholders' Equity per Statement of Financial Condition	$ 3,224,849
Deductions:	
Non-allowable Assets	(1,247,665)
Net Capital Before Haircuts on Securities Positions	1,977,184
Haircuts on Securities Positions:	
Exempted Securities	(56)
Other Securities	(541,541)
Undue concentration	(11,500)
Other	(1,072)
Net capital	$ 1,423,015

Computation of Alternate Net Capital Requirement

2% of Combined Aggregate Debit Items in Formula for Reserve Requirements Pursuant to Rule 15c 3-3 Prepared as of the Date of Net Capital Computation	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker	493,000
Net Capital Requirement (Greater of Above)	$ 493,000
Excess Net Capital ($1,423,015 - $493,000)	$ 930,015
Net Capital in Excess of the Greater of 120% of Minimum Net Capital Requirement or 5% of Combined Aggregate Indebtedness: ($1,423,015 - $591,600)	$ 831,415

BAIRD, PATRICK & CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

At December 31, 2002, there were the following differences between the Net Capital as reported by the Company in Part IIA of its unaudited Form X-17A-5, Financial and Operational Combined Uniform Single (FOCUS) report and the Net Capital presented in the Supplemental Schedule:

Net Capital as reported in Company's Part IIA FOCUS Report	$ 1,607,678
Adjustments resulting in net (decrease) in allowable assets	(9,414)
Increase in accounts payable, accrued expenses and other liabilities	(161,750)
Increase in haircuts on securities	(13,499)
Net Capital per Supplemental Schedule	$ 1,423,015

BAIRD, PATRICK & CO., INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2002

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, BNY Clearing Services LLC, on a fully disclosed basis.

BAIRD, PATRICK & CO., INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2002

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, BNY Clearing Services LLC, on a fully disclosed basis.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Baird, Patrick & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 7, 2003